UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   SCHAUB, ERNEST F.
   C/O THE B. F. GOODRICH COMPANY
   2550 WEST TYVOLA ROAD
   THREE COLISEUM CENTRE
   CHARLOTTE, NC  28217
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   12/06/99
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   THE B. F. GOODRICH COMPANY
   GR
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
President and Chief Operating Officer of BFGoodrich's Engineered Industrial Products

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common Stock                               |11,371                |(D)             |                                               |
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Common Stock                               |5,000                 |(I)             |By Wife                                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Stock Option            |(1)      |1/1/01   |Common Stock           |164      |$19.0938  |(D)          |                           |
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Stock Option            |(2)      |1/1/02   |Common Stock           |2,900    |$20.8750  |(D)          |                           |
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Stock Option            |(3)      |1/3/03   |Common Stock           |6,000    |$24.4375  |(D)          |                           |
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Stock Option            |(4)      |1/2/04   |Common Stock           |6,600    |$20.00    |(D)          |                           |
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Stock Option            |(5)      |1/2/05   |Common Stock           |14,400   |$21.7813  |(D)          |                           |
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Stock Option            |(6)      |1/1/06   |Common Stock           |11,400   |$34.3750  |(D)          |                           |
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Stock Option            |(7)      |1/1/07   |Common Stock           |10,400   |$40.1250  |(D)          |                           |
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Stock Option            |(8)      |1/1/08   |Common Stock           |11,800   |$41.4063  |(D)          |                           |
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Stock Option            |(9)      |1/3/09   |Common Stock           |15,500   |$36.1563  |(D)          |                           |
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
Explanation of Responses:
(1)  Vests in three equal annual installments commencing January 2,
1992.
(2)  Vests in three equal annual installments commencing January 2,
1993.
(3)  Vests in three equal annual installments commencing January 4,
1994.
(4)  Vests in three equal annual installments commencing January 3,
1995.
(5)  Vests in three equal annual installments commencing January 3,
1996.
(6)  Vests in three equal annual installments commencing January 2,
1997.
(7)  Vests in three equal annual installments commencing January 2,
1998.
(8)  Vests in three equal annual installments commencing January 2,
1999.
(9)  Vests in three equal annual installments commencing January 4,
2000.
SIGNATURE OF REPORTING PERSON
/s/ Ernest F. Schaub
DATE
12/09/99